UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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25002113

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67[illegible]

SEC Mail Processing
MAR 0 4 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Spire Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7901 Jones Branch Dr. / Suite 800
(No. and Street)

McLean	VA	22102
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Bob Milburn	703.657.6060	bob.milburn@spireip.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC
(Name – if individual, state last, first, and middle name)

325 North Saint Paul Street	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09.18.2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Robert Lord, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Spire Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NAQIBULLAH SAKHI
MY COMM. EXPIRES 06/30/2028
REGISTRATION # 7682344
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA

Signature: [signature]

Title: Chief Operating Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements
and Supplementary Financial Information

SPIRE SECURITIES, LLC

McLean, Virginia

December 31, 2024

CONTENTS

	Page
FINANCIAL STATEMENTS	
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of income	3
Statement of Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
OTHER FINANCIAL INFORMATION	
Schedule I - Computation of Net Capital	10
Schedule II - Computation for Determination of Reserve Requirements	12
Schedule III- Information Relating to the Possession or Control Requirements	12
Report of independent Registered Public Accounting Firm	13
Exemption Report	14

Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
Spire Securities, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Spire Securities, LLC (the Company) as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

This is the first year we have served as the Company's auditor.

Dallas, Texas
February 25, 2025

STATEMENT OF FINANCIAL CONDITION

SPIRE SECURITIES, LLC

	12/31/2024
ASSETS	
Cash and cash equivalents	$ 945,247
Receivable from broker-dealers and clearing organizations	374,971
Deposits held by clearing organizations	175,000
Deposit held by FINRA	65,539
Prepaid expenses	2,903
Total Assets	$ 1,563,660

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Commissions payable	$ 358,574
Accounts payable	20,975
TOTAL LIABILITIES	379,549
MEMBER'S EQUITY	1,184,111
Total Liabilities and Member's Equity	$ 1,563,660

See notes to financial statements.

STATEMENT OF INCOME

SPIRE SECURITIES, LLC

	For Year Ended December 31, 2024
INCOME	
Commission income	$7,716,897
Fee income	305,053
Interest income	52,596
Distribution fees	17,138
	8,091,684
EXPENSES	
Commission expense	6,410,080
Management fees and allocated corporate overhead	945,972
Clearance fees	129,190
Regulatory fees	120,813
Other expenses	60,437
	7,666,492
NET INCOME	$ 425,192

See notes to financial statements.

STATEMENT OF MEMBER'S EQUITY

SPIRE SECURITIES, LLC

	Member's Equity
BALANCE, DECEMBER 31, 2023	$1,258,919
Net income(loss) for the year ended December 31, 2024	425,192
Less: distributions to member	(500,000)
BALANCE, DECEMBER 31, 2024	$1,184,111

See notes to financial statements.

STATEMENT OF CASH FLOWS

SPIRE SECURITIES, LLC

	For Year Ended December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income(loss)	$ 425,192
Effects of change in operating accounts and accruals:	
Commissions payable	100,212
Prepaid expenses	7,034
Accounts payable	5,046
Commissions payable	(19,335)
NET CASH PROVIDED BY OPERATING ACTIVITIES	518,149
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's distribution	(500,000)
NET INCREASE (DECREASE) IN CASH	18,149
Cash, beginning of the year	927,098
CASH, END OF YEAR	$ 945,247
Supplemental disclosures of cash flow information:	
Cash paid for interest	$0
Cash paid for income taxes	$0

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

SPIRE SECURITIES, LLC

December 31, 2024

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Spire Securities, LLC (the Company), a wholly owned subsidiary of Spire Investment Partners, LLC (the Parent), is a securities brokerage firm providing securities brokerage and trading services to both individuals and institutional entities and also provides regulatory oversight to registered representatives for their investment advisory services. The Company does not have custody of client accounts or hold securities. Securities are held by third parties, and transactions are cleared through clearing organizations and their direct placement partners.

The Company qualifies under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

Cash, as used in the accompanying financial statements, includes currency on hand, demand deposits with financial institutions and short-term,highly liquid investments purchased with a maturity of three months or less.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company receives commissions for the sale of variable annuity policies, insurance policies, mutual funds, and other financial products to customers. There are trail commissions earned on these policies, funds, and products sold to customers for the period of time that the customer remains in or keeps the policy, fund, or product. The Company records these trail commission revenues, based on the trade date of each periodic trail commission, as they are remitted to the Company from the corresponding entity. It does not accrue the entire potential revenue because the time period in which the customer remains in the fund or keeps the annuity or insurance policy represents an unresolved contingency. In addition, the Company also receives commission revenue and incurs related clearing expenses for individual purchases and sales of securities on behalf of certain customers. These revenues and expenses are recorded on the trade date. On the trade date, the Company believes that the performance obligation is satisfied because the underlying purchaser has been identified, the pricing agreed upon and the risks and rewards of ownership transferred. Total commission revenue for the year ended December 31, 2024, was $7,656,897. Contract assets are recognized as receivables from the corresponding annuity, insurance, or fund company on the accompanying statement of financial condition. The Company recorded contract assets of $362,309 and $382,191 at January 1, 2024 and December 31, 2024 respectively.

No provision for income taxes has been made since the Company is a single-member limited liability company and is considered a disregarded entity for income tax purposes. The sole member is liable for income taxes based on the Company's taxable income. The Parent has elected, under the Internal Revenue Code, to be taxed as a partnership. Accordingly, no provision has been made for Federal and State income taxes on income recognized.

NOTE B - INCOME TAXES

Statements of Financial Accounting Standards require companies to disclose unrecognized tax benefits and liabilities. The Company operates as a Limited Liability Company (LLC) and is not subject to Federal income taxes. However, with limited exceptions the tax records of the Company generally remain open for three years for federal income tax examination and four years for state income tax examination. Management has evaluated the effect of the guidance and all other tax positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions at December 31, 2024 that required disclosure or recognition.

NOTE C - CLEARING AGENTS

The Company has a clearing agreement with National Financial Services, LLC (NFS) as a clearing agent. Either party may terminate the agreement with 90 days written notice, NFS requires the Company to maintain net capital of $250,000 and an escrow deposit of $75,000, subject to change at the discretion of NFS.

The Company also has a clearing agreement with Pershing, LLC (Pershing) as a clearing agent. The agreement remains in effect unless either party terminates the agreement with 90 days written notice . Pershing requires the Company to maintain net capital of $250,000 and an escrow deposit of $100,000, subject to change at the discretion of Pershing.

NOTE D - RELATED PARTY TRANSACTIONS

Spire Wealth Management, LLC, a sister company, is paid management fees for providing all management services to the Company. The set rate per month is determined at the beginning of each year based on estimated use of management services, as set forth in the Expense Sharing Agreement between Spire Securities, LLC and Spire Wealth Management, LLC. Additionally, the Company is paid a set RIA override fee for the services it provides in overseeing the activities of its sister company RIA, Spire Wealth Management, LLC. During 2024, the Company received $60,000 in override fees from Spire Wealth Management, LLC. As a result of these transactions and short-term loans between these related entities, Spire Wealth Management, LLC owed the Company $0 as of December 31, 2024.

Spire Securities, LLC and Spire Wealth Management, LLC are wholly owned subsidiaries of Spire Investment Partners, LLC.

NOTE E - OFFICE LEASE

The Company occupies space that is leased by the sister company. The company makes a fixed monthly payment, based upon estimated use at the beginning of the fiscal year, for office services. The rent component of office services expense for the years ended December 31, 2024, was $100,614.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. Rule 15c3-1 further requires all brokers not generally carrying customers ' accounts to maintain net capital of not less than $100,000 or one-fifteenth of the Company' s aggregate indebtedness, whichever is greater.

On December 31, 2024, the Company's aggregate indebtedness to net capital ratio was 0.3453 to 1 and the Company had net capital of $1,099,272, which was $999,272 in excess of its required net capital of $100,000

NOTE G - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of the receivable from clearing organization and cash and cash equivalents. The Company grants credit terms in the normal course of business to its clearing brokers for payment of commissions for customer trades. As part of its ongoing procedures, the Company monitors the credit worthiness of its clearing broker.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

NOTES TO FINANCIAL STATEMENTS

SPIRE SECURITIES, LLC

December 31, 2024

NOTE H - CONTINGENT LIABILITIES

Other than the following, the Company has no commitments, contingencies, or guarantees as of December 31, 2024.

The Company is subject to regulation and supervision by federal and state agencies, as well as self- regulatory agencies. In October, 2023, the Company received a request for information related to the firm's supervisory processes from the Virginia State Corporation Commission (Va SCC). The staff of the Va SCC has proposed a $20,000 civil monetary penalty to settle the matter. Accordingly, the Company has recorded a $20,000 liability in current liabilities as of December 31, 2024.

NOTE I – SEGMENT REPORTING

Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023.

The chief operating decision maker is the President of the Company and determined that no additional disclosures are required as the Company has only one reportable segment.

NOTE J - SUBSEQUENT EVENTS

Management evaluated all events and transactions that occurred after December 31, 2024, through February 28, 2025, the date we issued these financial statements.

SUPPLEMENTARY FINANCIAL INFORMATION

SPIRE SECURITIES, LLC

MCLEAN, VIRGINIA

December 31, 2024

Schedule I

Spire Securities, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2024

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital		$1,184,111
Deductions and/or charges		
Non-allowable assets:		
Concession receivable in excess of the payable	$ 19,300	
Prepaid expenses held by FINRA	65,539	
		84,839
Net capital		$1,099,272

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 20,975
Commissions payable	358,574
Total aggregate indebtedness	$ 379,549

Schedule I (continued)

Spire Securities, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2024

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 25,303
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 999,272
Ratio of Aggregate indebtedness to net capital	0.35 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation in its unaudited Focus IIA Report.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

December 31, 2024

The Company is exempt from the Securities Exchange Commission ("SEC") Rule 105c3-3 pursuant to both the exemptive provisions of sub-paragraph (k)(2)(ii) and is considered a "Non-Covered Firm" from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

December 31, 2024

The Company is exempt from the Securities Exchange Commission ("SEC") Rule 105c3-3 pursuant to both the exemptive provisions of sub-paragraph (k)(2)(ii) and is considered a "Non-Covered Firm" from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
Spire Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Spire Securities, LLC (the Company) stated that:

1. The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions), and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception;

2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) acting as a mutual fund retailer (2) broker or dealer selling variable life insurance or annuities (3) broker or dealer selling tax shelters or limited partnerships in primary distributions (4) private placements (5) engaging in merger and acquisition activities in the private market place throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and that the Company's other business activities were limited to (1) acting as a mutual fund retailer (2) broker or dealer selling variable life insurance or annuities (3) broker or dealer selling tax shelters or limited partnerships in primary distributions (4) private placements (5) engaging in merger and acquisition activities in the private market place and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Dallas, Texas
February 25, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Spire Securities, LLC Exemption Report

Spire Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a mutual fund retailer (2) broker or dealer selling variable life insurance or annuities (3) broker or dealer selling tax shelters or limited partnerships in primary distributions (4) private placements (5) engaging in merger and acquisition activities in the private market place.

(4) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Robert Lord, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Robert M. Lord

Robert Lord, Chief Operating Officer

Date of Report: February 17, 2025